March 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

RE:	Stira Alcentra Global Credit Fund

Post-Effective Amendment No. 4 to Registration Statement on Form N-2

File Nos. 333-214405; 811-23210

Dear Ms. Vroman-Lee:

On behalf of Stira Alcentra Global Credit Fund (the “Fund”), we hereby transmit for filing under the Securities Act of 1933 (the “Securities Act”), Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File No. 333-214405) (the “Registration Statement”). The Registration Statement relates to the continuous offering of the Fund’s common shares of beneficial interest (“Shares”) under Rule 415 of the Securities Act.

The Fund respectfully requests that the staff of the SEC afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in Post-Effective Amendment No. 4 to the Registration Statement is substantially similar to the disclosure contained in Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 declared effective by the SEC on February 5, 2018, except for the following: (i) updating of financial information with the financial statements filed with the Fund’s annual report on Form N-CSR on March 1, 2018, (ii) updates to the Fund’s portfolio managers, (iii) updated information regarding Shares, holders of Shares, and distributions; (iv) updated statistics regarding the Adviser and Sub-Adviser; (v) updated information regarding the Fund’s portfolio; and (vi) updated information regarding the status of the exemptive order issued by the SEC with regard to the Fund’s ability to co-invest with the Fund’s Sub-Adviser and certain of its affiliates.

If you have any questions or comments regarding Post-Effective Amendment No. 4 to the Registration Statement, please do not hesitate to call me.

Sincerely Yours, /s/ Owen J. Pinkerton Owen J. Pinkerton

Cc:	Christopher Hilbert
Richard Gann

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